Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
Komag, Incorporated
at
$32.25 Net Per Share
by
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON TUESDAY, AUGUST 7, 2007, UNLESS EXTENDED.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended), there be validly tendered in accordance with the terms of the Offer and not withdrawn that number of shares of common stock, $0.01 par value per share (the ‘Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), that would represent a majority of the sum of (1) all Shares outstanding as of the scheduled expiration of the Offer, plus (2) all Shares issuable upon the exercise of Company stock options and other rights to acquire Shares (excluding the Company’s convertible notes) outstanding as of the scheduled expiration of the Offer that have an exercise price of less than $32.25 and are vested as of the scheduled expiration of the Offer or would vest within two months after the scheduled expiration of the Offer (assuming the satisfaction of the conditions to vesting and assuming consummation of the Offer), which would constitute approximately 50.5% of the outstanding Shares based on Shares, options and other rights outstanding as of July 2, 2007. The Offer is also subject to the expiration or termination of waiting periods under the antitrust laws of the United States and the People’s Republic of China, and certain other conditions contained in this Offer to Purchase. See “Introduction” and Sections 1 and 15 hereof.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), among Western Digital Corporation (“Parent”), State M Corporation (“Offeror”) and the Company pursuant to which Offeror will merge with and into the Company (the “Merger”). The Company’s board of directors has unanimously adopted, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, declared it in the best interests of the Company’s stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, declared the terms of the Offer and the Merger fair to the Company’s stockholders and recommends that the Company’s stockholders tender their Shares into the Offer and, if required, vote in favor of adoption of the Merger Agreement.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 4. You should read this entire document carefully before deciding whether to tender your Shares.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

D.F. King & Co., Inc.

July 11, 2007

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to Goldman, Sachs & Co., the dealer manager for the Offer (the “Dealer Manager”), at its address and telephone number set forth on the back cover of this Offer to Purchase, or to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer and the other transactions described in this document, and for a more complete description of the terms of the tender offer and those transactions, you should read carefully this entire Offer to Purchase, the annex to this Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer	State M Corporation is offering to purchase all of the outstanding shares of common stock of Komag, Incorporated (the ‘‘Company”) for $32.25 per share in cash. State M Corporation is a wholly owned subsidiary of Western Digital Technologies, Inc., which is a wholly owned subsidiary of Western Digital Corporation. State M Corporation was formed by Western Digital Corporation and Western Digital Technologies, Inc. for the purpose of acquiring the Company. See Section 9 entitled “Certain Information Concerning Offeror, WDTI and Parent” of this Offer to Purchase.

Conditions to the Tender Offer	State M Corporation will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended, relating to the obligation of State M Corporation to pay for or return tendered shares promptly after termination or withdrawal of the tender offer), pay for any tendered shares, and may (but only to the extent expressly permitted by the merger agreement) delay the acceptance for payment of any tendered shares, if (i) any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the antitrust laws of the People’s Republic of China have not expired or been terminated, (ii) the Minimum Condition (as defined below) has not been satisfied or (iii) certain other events described in Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase occur and are continuing.

The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that would represent a majority of the sum of (1) all shares outstanding as of the scheduled expiration of the tender offer, plus (2) all shares issuable upon the exercise of Company stock options and other rights to acquire shares (excluding the Company’s convertible notes) outstanding as of the scheduled expiration of the tender offer that have an exercise price of less than $32.25 and are vested as of the scheduled expiration of the tender offer or would vest within two months after the scheduled expiration of the tender offer (assuming the satisfaction of the conditions to vesting and assuming consummation of the tender offer), which would constitute approximately 50.5% of the outstanding shares based on shares, options and other rights outstanding as of July 2, 2007.

The conditions to the tender offer are for the sole benefit of Western Digital Corporation and State M Corporation and, subject to the terms and conditions of the merger agreement, may be waived by Western Digital Corporation or State M Corporation, in whole or in part at any time and from time to time in their sole discretion, except that the Minimum Condition and the conditions relating to the receipt of required antitrust approvals and legal restraints can only be waived with the prior written consent of the Company.

See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase for a description of certain other conditions to the offer.

Merger Agreement	In connection with the tender offer, the Company, Western Digital Corporation and State M Corporation have entered into a merger agreement pursuant to which, if the tender offer is consummated and, if required, the necessary Company stockholder approval is obtained, State M Corporation will merge with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Western Digital Technologies, Inc. and Western Digital Corporation and all outstanding shares of the Company will be exchanged for the right to receive $32.25 per share in cash (or any higher price per share that may be paid in the tender offer). See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

Position of the Company’s Board of Directors	The Company’s board of directors unanimously:

• adopted, approved and declared advisable the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement;

• declared that it is in the best interests of the Company’s stockholders that the Company enter into the merger agreement and consummate the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement;

• declared that the terms of the tender offer and the merger are fair to the Company’s stockholders; and

• recommends that the Company’s stockholders accept the tender offer, tender their shares in the tender offer and, if required by applicable law, vote in favor of adoption of the merger agreement.

See the “Introduction” to this Offer to Purchase.

Expiration of the Tender Offer	This tender offer expires at 12:00 Midnight, New York City time, on Tuesday, August 7, 2007, unless extended. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

Ability to Extend the Tender Offer	State M Corporation must extend the tender offer:

• for successive periods of up to ten business days each (or any longer period agreed upon by Western Digital Corporation and the Company), if any of the conditions to the tender offer have not been satisfied or waived as of any then scheduled expiration date; and

• for any period required by any rule, regulation, interpretation or position of the New York Stock Exchange or the Securities and Exchange Commission or its staff.

State M Corporation’s ability and obligation to extend the tender offer is subject to the parties’ rights to terminate the merger agreement if the tender offer is not consummated by December 28, 2007 (or, in the circumstances described under “Merger Agreement — Termination” of Section 13 entitled “The Transaction Documents” of this Offer to Purchase, March 28, 2008) and the parties’ rights to otherwise terminate the merger agreement and the tender offer pursuant to the terms of the merger agreement.

State M Corporation may elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the tender offer.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on the ability and obligation to extend the tender offer.

Ability to Withdraw Tendered Shares	The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, August 7, 2007 and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after September 8, 2007. However, if State M Corporation provides a subsequent offering period, you would not be able to withdraw any shares that you already tendered or any of the shares that you tendered during the subsequent offering period. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

Certain Effects of the Tender Offer	If the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the shares.

See Section 7 entitled “Effect of the Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Merger Following Expiration of the Tender Offer	If, following consummation of the tender offer, Western Digital Corporation directly or indirectly owns 90% or more of the outstanding shares, including shares acquired in the tender offer, in any subsequent offering period and through any exercise of the irrevocable option described below, Western Digital Corporation intends to cause the Company to consummate a “short form” merger under the Delaware General Corporation Law. Neither stockholder approval nor the approval of the Company’s board of directors would be required to consummate the “short form” merger. If Western Digital Corporation and its subsidiaries do not acquire at least 90% of the outstanding shares pursuant to the tender offer or otherwise, stockholder approval of the merger will be required, and a significantly longer period of time will be required to effect the merger under Delaware law. Subject to applicable laws, rules, regulations, orders, injunctions or other legal impediments, the Company has granted State M Corporation an irrevocable option to purchase the number of shares that would cause State M Corporation to own one share more than 90% of the shares then outstanding.

See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

At the effective time of the merger, each Share outstanding will be cancelled in exchange for the right to receive $32.25 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends, less any required withholding taxes.

See Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

Appraisal Rights	No appraisal rights will be available in connection with the tender offer. However, if the tender offer is consummated, appraisal rights will be available in connection with the merger under the Delaware General Corporation Law.

See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

See Section 1 entitled “Terms of the Offer” and Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

State M Corporation is offering to purchase all of the outstanding shares of common stock of Komag, Incorporated (the “Company”) for $32.25 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

State M Corporation is a Delaware corporation and a wholly owned subsidiary of Western Digital Technologies, Inc. (“WDTI”), a Delaware corporation, which is a wholly owned subsidiary of Western Digital Corporation, a Delaware corporation. State M Corporation was formed for the sole purpose of acquiring the Company and has carried on no activities other than in connection with the acquisition of the Company. State M Corporation was incorporated in Delaware in June of 2007. See the “Introduction” and Section 9 entitled “Certain Information Concerning Offeror, WDTI and Parent” of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to State M Corporation and, where appropriate, WDTI and Western Digital Corporation. We will use the term “the Company” to refer to Komag, Incorporated.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” and Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

We are offering to pay you $32.25 per share, in cash, without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. The tender offer is not subject to any financing condition. We have obtained a commitment from Goldman Sachs Credit Partners L.P. for debt financing of up to $1.25 billion to fund the purchase of the shares in the tender offer, the payment for shares in the merger, the payment of related fees and expenses and any repurchase of the Company’s convertible notes that the Company is obligated to repurchase following completion of the tender offer.

See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition and we have obtained a commitment for debt financing that will be sufficient to pay for all the Company’s outstanding shares; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

What does the Company’s board of directors recommend regarding this tender offer?

The Company’s board of directors unanimously:

•	adopted, approved and declared advisable the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement;

•	declared that it is in the best interests of the Company’s stockholders that the Company enter into the merger agreement and consummate the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement;

•	declared that the terms of the tender offer and the merger are fair to the Company’s stockholders; and

•	recommends that the Company’s stockholders accept the tender offer, tender their shares in the tender offer and, if required by applicable law, vote in favor of adoption of the merger agreement.

See the “Introduction” to this Offer to Purchase.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 Midnight, New York City time, on Tuesday, August 7, 2007, to tender your shares in the tender offer, unless the tender offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 entitled “Terms of the Offer” and Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Can the tender offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the tender offer beyond Tuesday, August 7, 2007:

•	for successive periods of up to ten business days each (or any longer period agreed upon by Western Digital Corporation and the Company), if any of the conditions to the tender offer have not been satisfied or waived as of any then scheduled expiration date for the tender offer; and

•	for any period required by any rule, regulation, interpretation or position of the New York Stock Exchange or the Securities and Exchange Commission or its staff.

Our ability and obligation to extend the tender offer is subject to each party’s right to terminate the merger agreement if the tender offer is not consummated by December 28, 2007 (or, under the circumstances described in “Merger Agreement — Termination” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, March 28, 2008), and the parties’ rights to otherwise terminate the merger agreement and tender offer pursuant to the terms of the merger agreement.

State M Corporation may also elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the tender offer. A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment); you also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform Computershare Trust Company, N.A. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the tender offer?

We will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the tender offer), pay for any tendered shares, and may (but only to the extent expressly permitted by the merger agreement) delay the acceptance for payment of any tendered shares, if (i) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the antitrust laws of the People’s Republic of China have not expired or been terminated, (ii) the minimum condition has not been satisfied, or (iii) certain other events described in Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase occur and are continuing.

The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that would represent a majority of the sum of (1) all shares outstanding as of the scheduled expiration of the tender offer, plus (2) all shares issuable upon the exercise of Company stock options and other rights to acquire shares (excluding the Company’s convertible notes) outstanding as of the scheduled expiration of the tender offer that have an exercise price of less than $32.25 and are vested as of the scheduled expiration of the tender offer or would vest within two months after the scheduled expiration of the tender offer (assuming the satisfaction of the conditions to vesting and assuming consummation of the tender offer), which would constitute approximately 50.5% of the outstanding shares based on shares, options and other rights outstanding as of July 2, 2007.

The foregoing conditions are for the sole benefit of Western Digital Corporation and State M Corporation and, subject to the terms and conditions of the merger agreement, may be waived by Western Digital Corporation or State M Corporation, in whole or in part at any time and from time to time in their sole discretion, except the minimum condition and the conditions relating to the receipt of required antitrust approvals and legal restraints can only be waived with the prior written consent of the Company.

See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

Under what circumstances would the Company be obligated to pay a termination fee to Western Digital Corporation if the merger agreement is terminated?

Under the merger agreement, the Company has agreed to pay Western Digital Corporation a termination fee of $38,000,000 if:

•	a 50% Proposal (as defined in “Merger Agreement — No Solicitation of Transactions” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase) is publicly announced or otherwise becomes publicly known to the Company’s stockholders or an intention (whether or not conditional and whether or not withdrawn) to make such a 50% Proposal is publicly announced or otherwise becomes publicly known to the Company’s stockholders and thereafter (i) the merger agreement is terminated by either Western Digital Corporation or the Company because of a failure to close the transaction by December 28, 2007 (or March 28, 2008 under certain circumstances) and (ii) prior to the 12-month anniversary of termination of the merger agreement, the Company or any of its subsidiaries enters into any agreement with respect to any 40% Proposal (as defined in “Merger Agreement — No Solicitation of Transactions” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase), the Company’s board of directors recommends acceptance of any 40% Proposal or any 40% Proposal is consummated;

•	the merger agreement is terminated by Western Digital Corporation in the event that an Adverse Recommendation Change (as defined in “Merger Agreement — No Solicitation of Transactions” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase) has occurred;

•	the merger agreement is terminated by Western Digital Corporation due to a failure by the Company’s board of directors to reaffirm its recommendation of the Offer within five business days of a written request by Western Digital Corporation of such reaffirmation; or

•	the merger agreement is terminated by the Company to immediately enter into a binding definitive agreement for a Superior Proposal (as defined in “Merger Agreement — No Solicitation of Transactions” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase) with a third party.

See “Merger Agreement — Termination Fee” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the tender offer, not later than the date and time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, August 7, 2007 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after Saturday, September 8, 2007. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, Computershare Trust Company, N.A., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my shares?

If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the Company may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 entitled “Effect of Offer on Listing,

Market for Shares and SEC Registration” of this Offer to Purchase. As described under “Will I have appraisal rights?” below, you will have appraisal rights in connection with the merger.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of shares in the tender offer, we will complete the merger pursuant to the terms of the merger agreement if the conditions to the merger are satisfied. If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may not be a public trading market for the Company common stock; and

•	the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the rules relating to publicly held companies.

See Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for shares of Company stock pursuant to the tender offer, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. If the merger takes place, Western Digital Corporation (through Western Digital Technologies, Inc.) will own all of the shares of the Company and all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $32.25 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction” to this Offer to Purchase. See “Merger Agreement — Conditions to the Merger” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a description of the conditions to the merger and Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. Stockholders will be entitled to appraisal rights in connection with the merger. See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On June 28, 2007, the last full day of trading before the public announcement by the Company of its execution of an agreement with us for our acquisition of the Company at a price of $32.25 per share, the closing share price of the Company common stock on the Nasdaq Global Select Market was $29.58. Our offer price of $32.25 per share represents a premium of approximately 26% over the $25.52 thirty day average closing price of the Company common stock on the Nasdaq Global Select Market. On July 10, 2007, the last full day of trading before the commencement of the tender offer, the closing share price of the Company common stock on the Nasdaq Global Select Market was $31.94. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. See Section 6 entitled “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes.

In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by a corporation will be subject to a maximum United States federal tax rate of 35%, while capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates. See Section 5 entitled “Material U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

Shareholders can contact the information agent for the tender offer, D.F. King & Co., Inc., at its address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders can also contact the dealer manager for the tender offer, Goldman, Sachs & Co., at its address and telephone number set forth on the back cover of this Offer to Purchase.

To the Holders of Common Stock of Komag, Incorporated:

INTRODUCTION

State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. Offeror is a corporation newly formed by Parent and WDTI in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly owned subsidiary of WDTI and Parent. The Merger is subject to conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or Offeror, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive the Offer Price. The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options and the Company’s convertible notes.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary, Goldman, Sachs & Co. (the “Dealer Manager”) and D.F. King & Co., Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The Company’s board of directors has unanimously adopted, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, declared it in the best interests of the Company’s stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, declared the terms of the Offer and the Merger fair to the Company’s stockholders and recommends that the Company’s stockholders tender their shares in the Offer and, if required, vote in favor of adoption of the Merger Agreement.

The Company has advised Parent that, on June 28, 2007, the Company’s board of directors received the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of June 28, 2007 and based upon and subject to, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse, the $32.25 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Credit Suisse’s written opinion, dated June 28, 2007, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse in rendering its opinion, will be attached as an exhibit to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to the Company’s stockholders. Holders of Shares are urged to read the opinion carefully and in its entirety.

The opinion was provided to the Company’s board of directors for its information in connection with its evaluation of the $32.25 per Share cash consideration to be received by holders of Shares in the Offer and the Merger, relates only to the fairness, from a financial point of view, of such cash consideration, does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to how such stockholder should vote or act on any matter relating to the Offer or the Merger.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that would represent a majority of the sum of (1) all Shares outstanding as of the scheduled expiration of the tender offer, plus (2) all Shares issuable upon the exercise of Company stock options and other rights to acquire Shares (excluding the Company’s convertible notes) outstanding as of the scheduled expiration of the tender offer that have an exercise price of less than $32.25 and are vested as of the scheduled expiration of the tender offer or would vest within two months after the scheduled expiration of the tender offer (assuming the satisfaction of the conditions to vesting and assuming consummation of the tender offer) (the “Minimum Condition”). The Offer is also conditioned on the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the antitrust laws of the People’s Republic of China. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase for a description of all of the conditions to the Offer.

The Company has represented in the Merger Agreement that as of June 27, 2007, there were 30,359,747 Shares issued and outstanding and that as of June 27, 2007, there were outstanding stock options to purchase 617,302 Shares. The Company has informed Parent that as of July 9, 2007 options to purchase an aggregate of 511,905 Shares have an exercise price that is equal to or less than $32.25 per share. None of Parent, WDTI or Offeror currently beneficially owns any Shares except insofar as the Tender and Voting Agreement described in the “Tender and Voting Agreement” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase may be deemed to constitute beneficial ownership. Parent disclaims such beneficial ownership. Based on information available as of July 2, 2007, Offeror believes that approximately 15,324,115 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. Owners of approximately 1.1% of the Company’s issued and outstanding Shares as of June 27, 2007 have already agreed to tender their Shares into the Offer pursuant to the Tender and Voting Agreements. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 entitled “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Tuesday, August 7, 2007 (the “Scheduled Expiration Date”), unless Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

In the Merger Agreement, Offeror has agreed that it will extend the Offer beyond the Scheduled Expiration Date as follows:

•	for successive periods of up to ten business days each (or any longer period agreed upon by Parent and the Company), if any of the conditions to the tender offer have not been satisfied or waived as of any then scheduled expiration date for the tender offer; and

•	for any period required by any rule, regulation, interpretation or position of the New York Stock Exchange or the Securities and Exchange Commission (the “SEC”) or its staff.

Offeror’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer is not consummated by December 28, 2007 (or March 28, 2008 under the circumstances described in “Merger Agreement — Termination” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase) and the parties’ rights to otherwise terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Condition or the conditions to the Offer related to antitrust approvals or legal restraints, (iv) add to the Offer conditions or modify any Offer condition (other than as required by law, the SEC or its staff in a manner that is not adverse to the holders of Shares), (v) except as otherwise required by the Merger Agreement, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Shares or any manner that would result in any mandatory extension of the Offer (other than an increase in the Offer Price in response to an alternative acquisition proposal by a third party).

The Offer is conditioned upon satisfaction of the Minimum Condition and the expiration or termination of waiting periods under the HSR Act and the antitrust laws of the People’s Republic of China. The Offer is also subject to other terms and conditions. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase. Offeror believes the minimum number of Shares that must be tendered in order to achieve the Minimum Condition on August 7, 2007 is approximately 15,324,115, based on the number of Shares, Company stock options and other rights outstanding on July 2, 2007.

Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive any Offer condition (other than the Minimum Condition, the condition relating to the receipt of required antitrust approvals and the condition relating to legal restraints), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment for Shares, or termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Offeror with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.

Valid Tenders.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee.  Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding.  To prevent federal backup withholding tax with respect to payment of the purchase price for Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to federal backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal.

Determinations of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 entitled “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, Parent, WDTI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Offeror’s board of directors as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after July 11, 2007), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute shall, in his sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after September 8, 2007; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Offeror must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled

“Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, Parent, WDTI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences of the tender offer and the merger to holders whose shares are purchased pursuant to the tender offer or whose shares are converted to cash in the merger (including pursuant to the exercise of appraisal rights). This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the tender offer and the merger. The discussion applies only to holders that hold their shares as capital assets, and may not apply to shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or foreign currency, traders in securities who elect to use a mark-to-market method of accounting, partnerships or other pass-through entities and investors in such entities, and U.S. expatriates), or to persons holding shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar or holders subject to the alternative minimum tax. This discussion does not address any aspect of U.S. federal gift or estate tax, state, local or foreign taxation.

The material U.S. federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the tender offer and the merger to such stockholder, including the application and effect of U.S. federal estate and gift, state, local, foreign and other tax laws.

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of shares that is for U.S. tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (i) if (x) a court within the United States can exercise primary supervision over its administration and (y) one or more U.S. persons have authority to control all of its substantial decisions or (ii) if it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. In addition, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of shares that is an individual, a corporation, an estate or trust other than a U.S. Holder.

U.S. Holders

The receipt of cash for shares pursuant to the tender offer or the merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder of shares will recognize gain or loss equal to the difference between such U.S. Holder’s adjusted federal income tax basis in the shares sold pursuant to the tender offer or converted to cash in the merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of shares ( i.e., shares acquired at the same cost in a single transaction) sold pursuant to the tender offer or converted to cash in the merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the merger), the shares were held for more than one year. In general, capital gains recognized by a corporation will be subject to U.S. federal income tax at a maximum rate of 35%, while capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less, such gains will be subject to tax at ordinary income tax rates. Net capital losses may be subject to limits on deductibility.

Payments in connection with the tender offer or the merger may be subject to “backup withholding” at a 28% rate. See Section 3, “Procedure for Tendering Shares,” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

Non-U.S. Holders

Subject to the discussion below on backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of shares pursuant to the tender offer or the merger generally will not be subject to U.S. federal income or withholding tax, unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if a tax treaty so requires, is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder or (2) the Non-U.S. Holder is an individual who holds shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable treaty, if any) on the amount by which such Non-U.S. Holder’s capital gain allocable to U.S. sources exceeds capital losses allocable to U.S. sources during the taxable year of disposition of shares.

The payment in connection with the tender offer or the merger will be subject to information reporting and possibly backup withholding at a rate of 28% unless a Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury by completing applicable Form W-8 or otherwise establishes an exemption as specified in the Letter of Transmittal. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the Internal Revenue Service.

EACH HOLDER IS URGED TO CONSULT ITS OWN ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY, OR ARISING AS A RESULT OF CHANGES IN U.S. FEDERAL INCOME TAX LAWS OR THE TAX LAWS OF SUCH OTHER JURISDICTIONS.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the Nasdaq Global Select Market under the symbol “KOMG.” The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low

Year Ended January 1, 2006
First Quarter	$23.33	$17.33
Second Quarter	$32.30	$19.96
Third Quarter	$39.95	$28.33
Fourth Quarter	$37.62	$24.93
Year Ended December 31, 2006
First Quarter	$53.48	$34.73
Second Quarter	$48.83	$40.35
Third Quarter	$47.54	$30.83
Fourth Quarter	$40.72	$32.47
Year Ended December 30, 2007
First Quarter	$36.46	$30.94
Second Quarter	$32.57	$23.01
Third Quarter (through July 10, 2007)	$32.02	$31.82

On June 28, 2007, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $32.25 per share, the closing share price of the Company common stock on the Nasdaq Global Select Market was $29.58. The Offer Price represents a premium of approximately 26% over the $25.52 thirty day average closing price of the Company common stock on the Nasdaq Global Select Market. On July 10, 2007, the last full day of trading before the commencement of the tender offer, the closing share price of the Company common stock on the Nasdaq Global Select Market was $31.94 per share. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. In addition, stockholders are urged to review all information received by them from the Company, including the materials referred to in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

It is the Company’s policy not to pay dividends but, instead, to retain earnings to finance future development. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.”

Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Offeror intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Parent, WDTI or Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, WDTI or Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent, WDTI or Offeror.

General.  The Company is a Delaware corporation with its principal executive offices located at 1710 Automation Parkway, San Jose, California 95131. The telephone number of the Company is (408) 576-2000. The Company is a supplier of thin-film disks, the primary high-capacity storage medium for digital data.

Available Information.  The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 19, 2007, distributed to the Company’s stockholders. Such information will also be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning Offeror, WDTI and Parent.

Offeror is a Delaware corporation incorporated on June 26, 2007, with principal executive offices at 20511 Lake Forest Drive, Lake Forest, California 92630. The telephone number of Offeror’s principal executive offices is (949) 672-7000. To date, Offeror has engaged in no activities other than those incident to its formation and the commencement of the Offer. Offeror is a wholly owned subsidiary of WDTI.

WDTI is a Delaware corporation formed in 1970, with principal executive offices at 20511 Lake Forest Drive, Lake Forest, California 92630. The telephone number of WDTI’s principal executive offices is (949) 672-7000. WDTI designs, develops, manufactures and sells hard drives. WDTI is a wholly owned subsidiary of Parent.

Parent is a Delaware corporation with principal executive offices at 20511 Lake Forest Drive, Lake Forest, California 92630. The telephone number of Parent’s principal executive offices is (949) 672-7000. Parent is a holding company for WDTI.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Offeror, WDTI and Parent and certain other information are set forth in Annex I hereto.

Except as set forth below under “— Volume Purchase Agreement,” “Tender and Voting Agreement” of Section 13 entitled “The Transaction Documents” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Parent, WDTI or Offeror and, to Parent’s, WDTI’s and Offeror’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Parent, WDTI, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, WDTI, Offeror and, to Parent’s, WDTI’s and Offeror’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent, WDTI, Offeror and, to Parent’s, WDTI’s and Offeror’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, WDTI, Offeror, their subsidiaries or, to Parent’s, WDTI’s and Offeror’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, WDTI, Offeror, their subsidiaries or, to Parent’s, WDTI’s and Offeror’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) during the past five years none of Parent, WDTI, Offeror and, to Parent’s, WDTI’s and Offeror’s knowledge, the persons listed in Annex I to this Offer to Purchase was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (vii) during the past five years none of Parent, WDTI, Offeror and, to Parent’s, WDTI’s and Offeror’s knowledge, the persons listed in Annex I to this Offer to Purchase was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Volume Purchase Agreement.  The Company, Komag USA (Malaysia) Sdn, a wholly owned subsidiary of the Company, and WDTI are party to the Volume Purchase Agreement dated June 6, 2005, as amended July 22, 2005, November 29, 2005 and January 31, 2006 (the “Volume Purchase Agreement”). The Volume Purchase Agreement provides for the supply of media from the Company (including Komag USA (Malaysia) Sdn for purposes of this summary) to Parent (including WDTI for purposes of this summary) on certain terms and conditions. Among other terms and conditions, the Volume Purchase Agreement provides for specified supply obligations by the Company as well as specified purchase obligations by Parent and requires that the Company install additional capacity to supply an increased amount of media to Parent. The Company’s supply obligations under the Volume Purchase Agreement are for an initial period commencing eighteen months after the Company has commenced full capacity production from its new capacity, subject to certain extension and renewal periods. According to information provided by the Company, sales to Parent during 2004, 2005 and 2006 accounted for 14%, 24% and 37%, respectively, of the Company’s revenue for that applicable year, and in the first quarter of 2007, 37% of the Company’s media and substrate sales were to Parent. This summary of the Volume Purchase Agreement is qualified in its entirety by reference to the Volume Purchase Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO that Parent, WDTI and Offeror have filed with the SEC. The Volume Purchase Agreement may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

Additional Information.  Parent is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning Parent’s directors and officers, their remuneration, stock options granted to them, the principal holders of Parent’s securities and any material interests of such persons in transactions with Parent is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

10.	Source and Amount of Funds.

Offeror expects that approximately $1,250,000,000 will be required to consummate the Offer and the Merger, to fund the repurchase of any of the Company’s outstanding convertible notes due 2014 (the “Convertible Notes”) that the Company is obligated to repurchase following completion of the Offer and to pay related fees and expenses. Offeror anticipates funding the purchase price, the offer to repurchase the Convertible Notes and related fees and expenses with a combination of (i) funds expected to be borrowed under a credit facility (the “Financing”) either on terms set forth in a Commitment Letter dated June 28, 2007 (the “Commitment Letter”) between Goldman Sachs Credit Partners L.P. (the “Agent”) and Parent or on such other terms as Offeror may obtain prior to consummation of the Offer from alternative funding sources to the extent Offeror deems such other terms, taken as a whole, to be superior to those under the Commitment Letter (an “Alternative Financing”) and (ii) cash on the balance sheet of Offeror.

Funding under the Financing as contemplated pursuant to the Commitment Letter is conditioned upon the satisfaction of conditions customary in similar transactions, including (i) satisfaction of the Minimum Condition; (ii) consummation of the Offer pursuant to the Merger Agreement; (iii) satisfaction or waiver of all conditions precedent to the consummation of the Offer; and (iv) there not occurring since April 1, 2007 a Material Adverse Effect (as defined in “Merger Agreement — Representations and Warranties” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase).

The Financing as contemplated pursuant to the Commitment Letter consists of a $1,250,000,000 first-lien senior secured term loan facility (the “Term Facility”). If no Alternative Financing is obtained, the Term Facility is expected to be documented in definitive loan documents among Offeror, as borrower, Offeror’s existing and subsequently acquired domestic (and, to the extent no material adverse tax consequences to Offeror would result, foreign) subsidiaries (including the Company and its subsidiaries after the Merger has been consummated), as guarantors (each, a “Guarantor” and, collectively, the “Guarantors”), the Agent and other banks and financial institutions to become parties thereto as lenders (each a “Lender” and, collectively, the “Lenders”).

The Term Facility would be funded on the date of the Offer closing. The proceeds of any loans made under the Term Facility are expected to be used solely to finance the Acquisition, to fund the repurchase of Convertible Notes and to pay related fees and expenses. The Term Facility would be scheduled to mature on the sixth anniversary of the date of the Offer closing.

All amounts owing under the Term Facility, any obligations of Parent under interest rate hedging agreements or similar agreements with a Lender under the Term Facility or its affiliates, and all obligations under the guaranty by the Guarantors of all amounts owing under the Term Facility would be secured by (i) a first-priority perfected security interest in substantially all tangible and intangible assets owned by Parent and the Guarantors (subject to certain customary exceptions); (ii) 100% of the capital stock of each domestic subsidiary of Parent and each Guarantor; (iii) 65% of the capital stock of each foreign subsidiary of Parent and each Guarantor; and (iv) all intercompany debt owed to Parent or any Guarantor, provided that the collateral shall in no case include any margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System).

Loans made under the Term Facility would bear interest at a variable rate based upon either the prime rate or the Eurodollar Rate (as described in the Commitment Letter), at Parent’s option, plus a specified margin determined by reference to Parent’s corporate rating.

The Term Facility documents will contain various customary covenants, including covenants with respect to mandatory prepayments of loans, restrictive covenants with respect to incurring additional indebtedness or guarantees, creating liens or other encumbrances, and certain financial covenants.

Parent intends to repay the loans under the Financing with proceeds from future refinancing arrangements.

The Offer is not conditioned upon Parent or Offeror obtaining financing.

The foregoing is a summary of certain provisions of the Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Offeror has filed with the SEC (together with all amendments and supplements thereto, the “Schedule TO”). The Commitment Letter may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Parent, WDTI, Offeror nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Background of the Transaction

Parent’s board of directors regularly considers strategic alternatives concerning the future growth and direction of its business. These strategic alternatives have included potential strategic transactions in the area of media. Parent and the Company have an existing commercial relationship pursuant to which the Company supplies media to Parent as described in “Volume Purchase Agreement” in Section 9 entitled the “Certain Information Concerning Offeror, WDTI and Parent” of this Offer to Purchase.

In November of 2006, John Coyne, with authorization from Parent’s board of directors, then president and chief operating officer of Parent (and Parent’s current chief executive officer), called Timothy Harris, chief executive officer of the Company, to set up a dinner meeting. On November 20, 2006, Mr. Coyne had dinner with Mr. Harris and indicated that Parent was interested in a possible business combination transaction between Parent and the Company. Mr. Coyne told Mr. Harris that Parent intended to retain Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor in connection with the possible business combination transaction with the Company. Mr. Harris subsequently called Mr. Coyne and informed him that Richard Kashnow, chairman of the Company’s board of directors, would call Mr. Coyne and be the primary contact for any further discussions. Dr. Kashnow subsequently called Mr. Coyne, and Mr. Coyne proposed that a small team of Parent executives should meet with the Company to discuss information that would assist Parent in evaluating a potential transaction between Parent and the Company. Dr. Kashnow indicated that the Company’s board of directors would consider Mr. Coyne’s proposal.

Several days after Dr. Kashnow’s and Mr. Coyne’s initial meeting, Dr. Kashnow called Mr. Coyne and informed him that a meeting was not the approach preferred by the Company, but instead the Company would prefer that the parties first negotiate a non-binding term sheet with certain basic terms of a potential transaction, including a proposed price and structure. On several subsequent calls throughout late November and early December, Mr. Coyne and Dr. Kashnow discussed whether it would be preferable to have a management meeting or a preliminary term sheet. After those calls, Mr. Coyne said he would respond to Dr. Kashnow following the December holidays.

In early January 2007, Mr. Coyne informed the Company that Arif Shakeel, special advisor to the chief executive officer of Parent and former chief executive officer of Parent, would be the primary contact in discussions between Parent and the Company. Effective January 1, 2007, Mr. Coyne had become chief executive officer of Parent and Mr. Shakeel had become special advisor to the chief executive officer (and remained on Parent’s board of directors).

Later in January, Mr. Shakeel informed Dr. Kashnow that a discussion of possible transaction terms was premature as Parent wanted to better understand the Company’s technologies and manufacturing capabilities before proposing any transaction terms. A representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), outside counsel to the Company, called Raymond M. Bukaty, senior vice president, administration, general counsel and secretary of Parent, and requested that a potential price range for the transaction and an agenda for the proposed management meeting be provided by Parent. The representative of WSGR left open the possibility of a management meeting following some indication of a proposed price range by Parent.

On February 2, 2007, Mr. Shakeel sent Dr. Kashnow a letter with proposed discussion topics and key business considerations related to the evaluation by Parent of a possible transaction, together with a proposed form of confidentiality agreement to be entered into by Parent and the Company. The letter also requested a meeting between management of Parent and the Company. Dr. Kashnow called Mr. Coyne and indicated that the Company needed to see a potential price range Parent would be willing to pay in a possible acquisition of the Company before engaging in any meetings.

On February 26, 2007 Mr. Coyne informed Dr. Kashnow that Parent had determined to conclude discussions regarding a possible business combination with the Company at this time. There were no further discussions between the parties until June 2007.

On June 6, 2007, Dr. Kashnow called Mr. Coyne and told him that the Company had been contacted by another company interested in pursuing a business combination with the Company. Dr. Kashnow asked whether Parent was interested in pursuing a potential transaction with the Company and indicated that if Parent were interested, it would have to move quickly toward reaching agreement with the Company on the terms and conditions of a transaction.

On June 8, 2007, Mr. Coyne called Dr. Kashnow to indicate that Parent was interested in exploring a potential transaction with the Company, that Parent was willing to move quickly and that Parent’s diligence review of the Company should begin as soon as possible.

Also on June 8, 2007 representatives of Goldman Sachs spoke with representatives of Credit Suisse, financial advisor to the Company, to discuss the process to come to agreement on a potential transaction within a short time-frame. Credit Suisse informed Goldman Sachs that the Company was speaking with multiple potentially interested parties, and indicated that Parent should submit a bid as early as possible the following week.

On June 10, 2007, representatives of Goldman Sachs sent Credit Suisse a list of issues with respect to which Parent needed additional information before proposing a price.

Mr. Coyne called a meeting of the Executive Committee of its Board of Directors on June 11, 2007. This meeting was attended by Parent management. After an update on the status of discussions with the Company, the Executive Committee approved moving forward to explore a potential transaction with the Company. Mr. Coyne subsequently called Dr. Kashnow to convey Parent’s desire to move forward with discussions.

On June 13, 2007, the Company and Parent entered into a confidentiality agreement (described in “Confidentiality Agreement” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase).

On June 13, 2007, Timothy Leyden, executive vice president, finance of Parent, Rubik Babakanian, senior vice president, worldwide materials and procurement of Parent, Hossein Moghadam, senior vice president and chief technology officer of Parent, Wolfgang Nickl, vice president, finance of Parent, Mr. Bukaty, a representative of O’Melveny & Myers LLP (“O’Melveny & Myers”), outside counsel to Parent, and representatives of Goldman Sachs met with Mr. Harris, Kathleen Bayless, executive vice president, chief financial officer and secretary of the Company, Peter Norris, executive vice president, strategic business development of the Company, a representative of WSGR and a representative of Credit Suisse for a preliminary diligence meeting.

Parent’s board of directors held a meeting on June 16, 2007, at which the board authorized submitting a non-binding preliminary indication of interest in acquiring the Company. Following that meeting, Mr. Coyne called Dr. Kashnow to inform him that Parent would be sending a preliminary, non-binding indication of interest to the Company proposing a potential price range, together with a proposed exclusivity agreement providing for an exclusive negotiating period with Parent. Dr. Kashnow informed Mr. Coyne that the finance committee of the Company’s board of directors would be meeting the morning of June 17, 2007 to consider Parent’s indication of interest. Following that call, Mr. Coyne sent the indication of interest and the proposed exclusivity agreement to Dr. Kashnow.

The finance committee of the Company’s board of directors met on June 17, 2007. Also on June 17, 2007, Dr. Kashnow called Mr. Coyne to inform him that Parent would be permitted to conduct diligence on the Company and to inform him about the proposed diligence process. Mr. Coyne and Dr. Kashnow agreed to have a daily telephone conversation to discuss process and open issues. Dr. Kashnow also indicated that legal counsel for Parent should call WSGR to discuss the process for reaching agreement on potential transaction terms. Also on June 17, 2007, Mr. Bukaty called a representative of WSGR, who requested Parent send along a draft merger agreement so that the Company could consider Parent’s proposed terms, and told Mr. Bukaty the Company would not agree to negotiate exclusively with Parent at that time.

On June 19, 2007, O’Melveny & Myers sent a draft merger agreement to WSGR. Between June 22 and June 24, 2007, representatives of O’Melveny & Myers and WSGR started negotiating the terms of the proposed merger agreement. Also on June 19, 2007, Parent sent a detailed diligence request list to the Company.

Beginning on the afternoon of June 20 and continuing through June 24, 2007, Parent and its advisors continued their diligence review of the Company, holding diligence meetings between representatives of Parent and the Company in California and Malaysia.

On June 21, 2007, a representative of Credit Suisse informed Goldman Sachs that a third party that had previously indicated an interested in pursuing a transaction with the Company had raised its proposed offer price.

On June 22, 2007, a representative of Credit Suisse informed Goldman Sachs that the Company wanted Parent to increase the price moderately above the high end of Parent’s proposed range of prices. Also on June 22, 2007 Goldman Sachs Credit Partners L.P. (the “Agent”) sent a first draft of a proposed debt commitment letter to Parent. On June 22 and 23, 2007, Mr. Coyne and Dr. Kashnow had further discussions regarding the pricing terms.

On June 24, 2007, Mr. Coyne called Dr. Kashnow to further discuss price and the possibility of entering into an exclusive negotiating agreement. Mr. Coyne and Dr. Kashnow agreed that, subject to resolution of other terms and conditions, they would submit a proposed price of $32.25 per Share for consideration by their respective boards of directors. Dr. Kashnow also indicated that he would seek approval from the Company’s board of directors to enter into an exclusive negotiating agreement with Parent.

On June 25, 2007, the Executive Committee of Parent’s board of directors met to get an update on the status of negotiations with the Company. The Executive Committee agreed that management should enter into an exclusive negotiating period with the Company and continue negotiations with respect to the merger agreement and related documents. Also on June 25, 2007, the Company’s board of directors held a meeting at which they authorized the Company to enter into an exclusivity agreement with Parent. On the same day, the parties entered into an exclusivity agreement with an expiration date of July 2, 2007.

Between June 24 and June 28, 2007, the parties and their legal advisors held multiple telephone conferences to continue to negotiate the terms of the merger agreement and related agreements. Also between June 24 and June 28, 2007, Parent and its advisors continued their due diligence review of the Company.

Parent’s board of directors met on June 26, 2007 with representatives of management and O’Melveny & Myers. Mr. Coyne reviewed the history of Parent’s negotiations with the Company and the results of Parent’s diligence review of the Company to date. Mr. Bukaty reviewed for the Board its fiduciary duties concerning an acquisition. Mr. Leyden then reviewed financial models concerning the potential transaction. Members of the board raised several questions concerning the assumptions underlying the valuation models and the financial impact of the acquisition on Parent. Mr. Bukaty then reviewed with the board the provisions of the proposed merger agreement restricting the Company’s ability to solicit alternative transactions and negotiate with third parties. The board discussed the possibility of a third party submitting a competing proposal for the Company, and the proposed price in light of those considerations. A representative of O’Melveny & Myers then reviewed the status of negotiations with respect to the merger agreement. After a brief discussion of the possible timing of the announcement of the transaction, the board agreed to adjourn the meeting and reconvene on June 27, 2007.

On June 27, 2007, Parent’s board of directors met with representatives of management, Goldman Sachs and O’Melveny & Myers. The meeting began with a review by Mr. Leyden of certain financial aspects of the proposed transaction. Representatives of Goldman Sachs then presented to the board its financial analysis of the proposed transaction. The board questioned Goldman Sachs regarding the assumptions underlying its financial analyses and discussed these assumptions. A representative of O’Melveny & Myers then reviewed with the board the material terms of the proposed merger agreement and open issues still being negotiated with the Company. Members of the board questioned O’Melveny & Myers concerning certain terms of the agreement and engaged in a discussion of the integration of the Company into Parent, including issues relating to the retention of key employees. Mr. Coyne then reviewed with the board the proposed plan for announcement of, and communications with respect to, the proposed transaction. The board discussed the proposed communications plan and the potential reaction of the market to the announcement of the transaction. Following this discussion, the board agreed to adjourn the meeting and reconvene on June 28, 2007.

Also on June 27, 2007, after negotiations between Parent and the Agent of certain terms and conditions of the proposed debt commitment letter, O’Melveny & Myers sent proposed drafts of the commitment letter to WSGR. Parent and the Agent finalized the terms of the debt commitment letter on that date.

On June 28, 2007, Parent’s board of directors met with representatives of management, Goldman Sachs and O’Melveny & Myers. A representative of O’Melveny & Myers reviewed with the board changes to the merger agreement and the proposed resolution of the open issues that had previously been discussed with the board. This was followed by a discussion of internal controls at the Company, the proposed reporting structure of the Company following the proposed transaction, and the possible reaction of the employees of the Company and Parent to announcement of the proposed transaction. The board then discussed opportunities and challenges presented by the integration of the Company into Parent and the communications plan for announcement of the proposed transaction. Representatives of management reviewed with the board Parent’s business and legal diligence process and the results of Parent’s diligence review of the Company. Following this discussion, the board approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Also on June 28, 2007, the Company’s board of directors held a meeting at which it voted unanimously to approve the Merger Agreement.

Following the meetings of Parent and the Company’s boards of directors on June 28, 2007, Parent and the Agent executed the debt commitment letter, and the parties executed the Merger Agreement and issued a press release announcing execution of the Merger Agreement.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Parent intends to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of WDTI and Parent. The Offer is being made pursuant to the Merger Agreement.

Approval.  Under the Delaware General Corporation Law, the approval of the Company’s board of directors and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Company’s board of directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the Delaware General Corporation Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause the Company’s board of directors to set the record date for the stockholder approval for a date immediately after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval of the Merger Agreement without the affirmative vote of any other stockholders.

Stockholder Meetings.  In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders as promptly as practicable following consummation of the Offer or the expiration of any subsequent offering period for the purpose of considering and voting on adoption of the Merger Agreement. The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the Company’s board of directors shall recommend that stockholders of the Company vote to adopt the Merger Agreement. At any such meeting, all of the Shares then owned by Parent, Offeror and by any of Parent’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation.  See “Merger Agreement — Directors” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase. Parent currently intends to designate a majority of the directors of the

Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger.  Under the Delaware General Corporation Law, if Parent and its subsidiaries acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Parent will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Parent, WDTI and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the Delaware General Corporation Law, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as promptly as practicable following consummation of the Offer or the expiration of any subsequent offering period to consider and vote on the Merger, if a stockholders’ vote is required. Subject to certain terms and conditions, the Company has granted Offeror an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent at the time of exercise of the Top-Up Option would constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Shares acquired pursuant to the Top-Up Option. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short form merger statute at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Offeror’s ownership of a majority of the Shares following completion of the Offer.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Important elements of that plan include: (i) continuing the manufacturing operations of the Company; (ii) fulfilling the Company’s existing agreements with third party customers in accordance with the terms of the respective agreements; (iii) using the media and substrate manufacturing capabilities of the Company to meet internally a substantial portion of Parent’s media needs for the manufacture of disk drives; and (iv) integrating, over time and to the extent practical to do so, the administrative, financial and other functions of the Company’s and Parent’s business. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Extraordinary Corporate Transactions.  Except as described above or elsewhere in this Offer to Purchase, Parent and Offeror have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s board of directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.	The Transaction Documents.

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO that Parent, WDTI and Offeror have filed with the SEC. The Merger

Agreement may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

Short-Form Merger.  Under Section 253 of the Delaware General Corporation Law, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such other corporation (a “Short-Form Merger”). If Parent and its subsidiaries acquire, pursuant to the Offer, the Top-Up Option (described below under “— Top-Up Option”) or otherwise, at least 90% of the outstanding Shares, Parent will be able to effect the proposed Merger without a vote of the Company’s stockholders. In the event that Parent and its subsidiaries acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise, then, at the election of Parent, a Short-Form Merger could be effected without any further approval of the board of directors or the stockholders of the Company.

Recommendation.  The Company has represented to us in the Merger Agreement that its board of directors unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declaring that it is in the best interests of the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger are fair to the Company’s stockholders, and (iv) recommending that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

The Company has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply as to form in all material respects with the provisions of all applicable federal securities laws. Additionally, the Company will use its reasonable best efforts to mail the Schedule 14D-9 to the stockholders of the Company with this Offer to Purchase.

Directors.  The Merger Agreement provides that, after the Offer closes, Parent has the right to designate a number of directors of the Company that is equal to the product of the total number of directors on the Company’s board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any subsidiary of Parent (including Offeror) bears to the number of Shares outstanding. In the event that Parent’s designees are appointed or elected to the board of directors, until the Effective Time the Company’s board of directors shall have at least two directors who are “independent” within the meaning of the rules of The National Association of Securities Dealers, Inc., which means they cannot be officers of the Company or Parent. Following the election or appointment of Parent’s designees to the Company’s board of directors, the affirmative vote of a majority of the independent directors then on the Company’s board of directors will be required for the Company to consent (i) to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement, (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Offeror under the Merger Agreement, or (iv) to take any other action of the Company’s board of directors under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Offeror).

Top-Up Option.  Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted Offeror the Top-Up Option to purchase up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent at the time of exercise of the Top-Up Option will constitute one share more than 90% of the Shares outstanding immediately after the issuance of Top-Up Shares. The purchase price for the Top-Up Shares will be equal to the Offer Price, and will be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Shares and by the issuance of a full recourse note by Offeror with a principal amount equal to the remainder of the exercise price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short form merger statute at a time when the approval of the

Merger at a meeting of the Company’s stockholders would be assured because of Offeror’s ownership of a majority of the Shares following completion of the Offer. In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option.

Effective Time; Structure; Effects.  The effective time of the Merger (the “Effective Time”) will occur at the time that the Company files a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the Merger (or such later time as Parent and the Company may agree and as provided in the certificate of merger). The closing date will occur on the second business day after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement, as described below in “— Conditions to the Merger.” If, as of or immediately following the date Offeror accepts Shares for payment in the Offer (the “Acceptance Date”) or after the expiration of any subsequent offering period or the exercise of the Top-Up Option, a Short-Form Merger is available, then the closing date will, subject to the satisfaction of the conditions to the Merger, occur as soon as practicable following the time that Parent or any direct or indirect subsidiary of Parent owns at least 90% of the outstanding Shares, without a meeting of the stockholders of the Company.

At the Effective Time, Offeror will merge with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of WDTI and Parent (the “Surviving Corporation”). At any time after the Acceptance Date, at Parent’s request, the Company common stock will be delisted from Nasdaq Global Select Market, deregistered under the Exchange Act, and no longer publicly traded. The Company will be a privately held corporation and the holders of Shares will cease to have any ownership interest in the Company or rights as Company stockholders. Following the Merger, current stockholders of the Company will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

Treatment of Stock and Options.  As of June 27, 2007, there were approximately 617,302 Shares subject to stock options granted under the Company’s equity incentive plan. Under the terms of the Merger Agreement, each stock option outstanding immediately prior to the Effective Time with an exercise price less than the Offer Price will be converted into the right to receive, with the same vesting schedule applicable to that Company stock option before the Effective Time, the Offer Price minus the exercise price per Share. At the Effective Time, all Company stock options with an exercise price equal to or greater than the Offer Price will be cancelled.

Treatment of Restricted Shares.  Under the terms of the Merger Agreement, each outstanding Share that is subject to vesting or repurchase rights by the Company will be converted into the right to receive, with the same vesting schedule and agreement as was applicable to the Share before the Effective Time, the consideration paid in the Merger.

Treatment of Convertible Notes.  Parent will assume the Company’s obligations under the indenture between the Company and U.S. Bank National Association governing the Convertible Notes (the “Indenture”) through the execution of a supplemental indenture. Under the terms of the Indenture, the completion of the transactions contemplated by the Merger Agreement will constitute a “Fundamental Change” that will allow the holders of the Convertible Notes to obligate Parent, for a limited period of time, to repurchase the Notes for an amount equal to the face value of the Convertible Notes plus accrued but unpaid interest.

Representations and Warranties.  The descriptions of the Merger Agreement and the transactions contemplated by the Merger Agreement in this Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement. The Merger Agreement, which has been included with the Schedule TO to provide investors with information regarding its terms and is not intended to provide any other factual information about Parent, the Company or Offeror, contains representations and warranties of each of Parent, the Company and Offeror. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s or the Company’s public disclosures. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information. The Company’s representations and warranties relate to, among other things:

•	the Company’s and its subsidiaries’ organization, standing and qualification to do business;

•	the Company’s subsidiaries;

•	the Company’s capitalization, including in particular the number of Shares, options and restricted stock;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement against the Company;

•	the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Offer and the Merger;

•	the timeliness and compliance with requirements of the Company’s SEC filings since January 1, 2004, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the consolidated financial position of the Company and its subsidiaries;

•	the absence of undisclosed liabilities;

•	the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002;

•	compliance with applicable securities law of the information supplied by the Company for inclusion in filings made with the SEC in connection with the Offer and the Merger;

•	the absence of certain changes or events since April 1, 2007;

•	legal proceedings and governmental orders;

•	material contracts and performance of obligations thereunder;

•	permits and compliance with applicable legal requirements;

•	matters relating to employee benefit plans, employment agreements and labor;

•	environmental matters;

•	tax matters;

•	leased and owned properties;

•	intellectual property;

•	insurance;

•	the approval of the Company’s board of directors of certain employment compensation, severance or other employee benefit arrangements;

•	the inapplicability of anti-takeover laws to the transactions contemplated by the Merger Agreement or any anti-takeover provision in the Company’s charter documents;

•	the absence of undisclosed brokers’ fees; and

•	the receipt by the Company’s board of directors of a fairness opinion from Credit Suisse.

Many of the Company’s representations and warranties are qualified by a “Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. However, none of the following, either individually or in the aggregate, will be considered in determining whether a Material Adverse Effect has occurred or would occur:

•	any facts, changes, developments, events, effects, conditions, occurrences, actions or omissions generally affecting the industry in which the Company and its subsidiaries operate to the extent they do not disproportionately affect the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company and its subsidiaries operate (for example, conditions generally affecting such industry arising out of terrorism or war or other similar events or arising out of force majeure (e.g. weather-related events));

•	any facts, changes, developments, events, effects, conditions, occurrences, actions or omissions generally affecting the economy, or financial or capital markets, in the United States or elsewhere in the world to the extent they do not disproportionately affect the Company and its subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company and its subsidiaries operate (for example, conditions generally affecting the economy, or financial or capital markets, arising out of terrorism or war or other similar events or arising out of force majeure (e.g. weather-related events));

•	changes (after the date of the Merger Agreement) in law or in GAAP (or the interpretation thereof);

•	any loss or departure of officers or other employees of the Company or any of its subsidiaries, the termination, reduction or other similar negative development in the Company’s relationships with its customers, suppliers, distributors or other business partners, or other facts, changes, developments, events, effects, conditions, occurrences, actions or omissions, in each case resulting from the announcement, pendency or consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (other than those related to representations and warranties by the Company directly concerning the effect of the Offer, the Merger or the other transactions contemplated by the Merger Agreement);

•	any facts, changes, developments, events, effects, conditions or occurrences resulting from the failure by the Company or its subsidiaries to take any action prohibited by the Merger Agreement;

•	any changes in the price of the Shares or the trading volume of the Shares, in and of itself (but the underlying cause of any such change may be taken into consideration in determining whether a Material Adverse Effect has or would occur);

•	any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but the underlying cause of any such failure may be taken into consideration in determining whether a Material Adverse Effect has or would occur);

•	any legal proceedings made or brought by any of the current or former stockholders of the Company arising out of or related to the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement; or

•	certain other matters agreed to by the parties.

The Merger Agreement also contains various representations and warranties made by Offeror and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	Parent’s and Offeror’s organization, standing and qualification to do business;

•	Parent’s and Offeror’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement against Parent and Offeror;

•	the absence of violations of or conflicts with Parent’s and Offeror’s governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Offer and the Merger;

•	compliance with applicable securities law of the information supplied by Parent and Offeror for inclusion in filings made with the SEC in connection with the Offer and the Merger;

•	the operations of Offeror;

•	sufficiency of funds to consummate the Offer and the Merger and perform Offeror’s obligations under the Merger Agreement;

•	validity of Parent’s financing commitment;

•	legal proceedings and governmental orders; and

•	ownership by Parent or Offeror of the capital stock of the Company.

Conduct of Business Pending the Merger.  Under the Merger Agreement, the Company has agreed that, subject to certain exceptions, between the date of the Merger Agreement and the Acceptance Date or the valid termination of the Merger Agreement pursuant to its terms, the Company and its subsidiaries will carry on their respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to comply with all applicable laws and use commercially reasonable efforts to keep available the services of their present officers and employees, preserve their assets and technology, preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, and maintain their franchises, rights and permits.

The Company has also agreed that between the date of the Merger Agreement and the Acceptance Date or the valid termination of the Merger Agreement pursuant to its terms, subject to certain exceptions, the Company will not, and will cause each of its subsidiaries not to (unless Parent gives its prior written consent):

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent;

•	split, combine or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, other than by a Company subsidiary that remains a Company subsidiary after consummation of the transaction;

•	purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, subject to certain exceptions;

•	amend, modify or change in any material respect the terms of any indebtedness of the Company or any of its subsidiaries if the effect of such amendment, modification or change is to increase the interest rate thereof, change to an earlier date the maturity or payment dates, add events of default or make any covenants of the Company or its subsidiaries more onerous;

•	issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, phantom stock awards or other rights that are linked to the value of Shares or the value of the Company (other than the issuance of Shares on the exercise of Company stock options and the conversion of the Convertible Notes);

•	amend or propose to amend its organizational documents;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or person or division or any other assets, other than assets having a fair market value of less than $5 million or assets acquired in the ordinary course of business consistent with past practice;

•	sell, lease, sell and lease back, mortgage or otherwise subject to any lien or otherwise dispose of any of its properties or assets;

•	sell, transfer, license, encumber or otherwise dispose of any intellectual property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•	repurchase, prepay or incur any indebtedness, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the same economic effect;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	incur or commit to incur any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, in excess of $5 million in any individual case or $25 million in the aggregate in any three-month period, other than capital expenditures made after prior consultation with Parent to address changes in product mix required by customers of the Company;

•	pay, discharge, settle or satisfy any claims, liabilities or obligations;

•	waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar contract;

•	enter into any lease or sublease of real property, or modify or amend in any material respect, or exercise any right to renew, any lease or sublease of real property;

•	modify or amend in any material respect, or accelerate, terminate or cancel, certain specified contracts, other than as may be necessary to comply with any such contract in connection with the transactions contemplated by the Merger Agreement;

•	enter into any contract that is not in the ordinary course of business or consistent with past practice;

•	enter into or extend any contract to provide products to customers that by its terms does not expire without penalty more than 90 days after the date of the Merger Agreement;

•	agree to provide or commit to provide to a customer under any contract with such customer a greater volume of its products than the minimum number of products the Company is contractually required to provide under such existing contract;

•	adopt, enter into, terminate, amend or modify any employee benefit plan;

•	increase in any manner the compensation or benefits of, or pay any bonus to, or grant any loan to, any current or former Company personnel;

•	pay or provide to any Company personnel any compensation or benefit not provided for under an employee benefit plan;

•	grant or amend any awards under any employee benefit plan or remove or modify existing restrictions in any employee benefit plan or awards made under any employee benefit plan;

•	grant or pay any severance, change in control, retention, termination or similar compensation or benefits to, or increase in any manner the severance, change in control, retention, termination or similar compensation or benefits of, any Company personnel;

•	take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan;

•	take any action to accelerate the time of payment or vesting of any compensation or benefits under any employee benefit plan;

•	make any material determination under any employee benefit plan that is inconsistent with the ordinary course of business or past practice;

•	form any subsidiary;

•	enter into any contract containing any restriction on the ability of the Company or any of its subsidiaries to assign all or any portion of its rights, interests or obligations under that contract, unless it expressly excludes any assignment to Parent and any of its subsidiaries;

•	except as required by applicable law, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its subsidiaries or terminate the employment of any Company personnel who has an employment, severance or similar agreement or arrangement with the Company or any of its subsidiaries;

•	write down any of its material assets or make any change in any financial accounting principle, method or practice, other than as required by GAAP or applicable law or in the ordinary course of business consistent with past practice;

•	except in the ordinary course of business consistent with past practice, take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the intellectual property of the Company and its subsidiaries, taken as a whole;

•	enter into, extend or renew certain specified contracts or amendments to certain specified contracts or any contract or amendment that grants any person the right or ability to access, license or use all or a material portion of the intellectual property of the Company and its subsidiaries, other than in the ordinary course of business consistent with past practice;

•	enter into any contract with any beneficial owner of any Shares, or securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any Shares, where the contract provides for consideration payable to such beneficial owner or any of its affiliates for Shares tendered, or to be tendered, in the Offer or any contract with any person where the amount payable is calculated based on the number of Shares tendered, or to be tendered, in the Offer;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, materially amend any tax returns, enter into any closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Stockholders Meeting.  If the Company is required to submit the Merger Agreement to a vote of the stockholders of the Company, the Company must, as promptly as practicable following the closing of the Offer and the expiration of any subsequent offering period provided by Parent, file a proxy statement with the SEC, mail the proxy statement to its stockholders, establish a record date for, and duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the vote of the Company’s stockholders to adopt the Merger Agreement. If a Short-Form Merger may be effected pursuant to Section 253 of the Delaware General Corporation Law, Parent, Offeror and the Company will take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company.

No Solicitation of Transactions.  The Company has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its or its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

•	solicit, initiate or encourage, or knowingly facilitate, any Acquisition Proposal (as defined below) or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; or

•	enter into or otherwise participate in any discussions or negotiations regarding, or furnish to any person (or any representative thereof) any information with respect to, or otherwise cooperate in any way with any person (or any representative thereof) with respect to, any Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any person relating to any direct or indirect acquisition, in one transaction or a series of transactions (including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license agreement or similar transaction) of:

•	assets or businesses that constitute, represent or generate 15% or more of the total revenue, net income, EBITDA or assets of the Company and its subsidiaries, taken as a whole; or

•	15% or more of the outstanding Shares or of any class of capital stock of, or other equity or voting interests in, one or more of the subsidiaries of the Company which, in the aggregate, directly or indirectly, hold the assets or businesses referred to in the prior bullet point.

If, at any time prior to the Offer closing, the Company receives a bona fide written Acquisition Proposal that the Company’s board of directors determines in good faith either constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below), and which did not result from a breach of the prohibition on solicitation of alternative proposals described above, the Company may, and may authorize and permit any of its subsidiaries and any of its or their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, in each case subject to compliance with the Merger Agreement:

•	furnish information with respect to the Company and its subsidiaries to the person making the Acquisition Proposal (and its advisors and representatives) pursuant to a confidentiality agreement which contains terms that are no less restrictive (in all but de minimis respects) to such person than those contained in the Confidentiality Agreement between Parent and the Company (described in “Confidentiality Agreement” below) and which allows for the Company to comply with its obligations pursuant to the Merger Agreement (so long as all the same information has been provided, or is concurrently provided, to Parent); and

•	enter into or otherwise participate in discussions or negotiations with the person making the Acquisition Proposal (and its advisors and representatives) regarding the Acquisition Proposal.

“Superior Proposal” means any binding bona fide written offer, which did not result from a breach of the no-solicitation provisions of the Merger Agreement, made by any person (other than Parent or Offeror or any of their affiliates) for a transaction that, if consummated, would result in that person (or in the case of a direct merger between such person and the Company, the stockholders of that person) acquiring, directly or indirectly, a majority of the voting power of the Shares or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and that, in the good faith judgment of the Company’s board of directors (after consultation with its financial advisor and outside legal counsel and after taking into account all of the terms and conditions and other characteristics of that proposal, including the probability of, and time necessary to achieve, consummation of that proposal, and all financial, legal, regulatory and other aspects of that proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)) is more favorable from a financial point of view to the stockholders of the Company (in their capacity as such) than the Offer and the Merger, taken together.

The Company has also agreed that the Company’s board of directors will not take the following actions or resolve or agree to take the following actions:

•	withdraw or modify in a manner adverse to Parent or Offeror, or propose publicly to withdraw or modify in a manner adverse to Parent or Offeror, the recommendation or declaration of advisability of the Merger Agreement, the Offer or the Merger, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (any such action, resolution or agreement to take such action is referred to as an “Adverse Recommendation Change”);

•	adopt or approve any Acquisition Proposal, or propose the approval or adoption of any Acquisition Proposal; or

•	cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal.

However, before the Offer closing, the Company’s board of directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change and/or cause the Company to terminate the Merger Agreement to enter into a definitive agreement in respect of a Superior Proposal with a third party if:

•	it determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be a breach of its fiduciary duties to the stockholders of the Company under applicable Law;

•	the Company complied in all material respects with all the no-solicitation provisions of the Merger Agreement in connection with the Superior Proposal and pays the termination fee (described under “— Termination Fee Payable by the Company” below);

•	the Company’s board of directors provides prior written notice to Parent that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal and/or terminate the Merger Agreement to enter into a definitive agreement in respect of a Superior Proposal with a third party; and

•	Parent does not make, within five business days after the receipt of that notice, a proposal that would, in the good faith judgment of the Company’s board of directors (after consultation with its financial advisor and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.

The Company has also agreed to:

•	notify Parent as promptly as practicable, and in any event within one business day after receipt, of any Acquisition Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates an Acquisition Proposal and the material terms and conditions of that Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making that Acquisition Proposal, request or inquiry;

•	notify Parent, as promptly as practicable, and in any event within one business day, of any material change or other material development with respect to any such Acquisition Proposal, request or inquiry, including material amendments or proposed amendments as to price and other material terms thereof; and

•	provide Parent with at least 48 hours prior notice of any meeting of the Company’s board of directors (or such lesser notice as is provided to the Company’s board of directors generally) at which the Company’s board of directors is reasonably expected to consider any Acquisition Proposal.

The Merger Agreement does not prohibit the Company’s board of directors from making certain disclosures contemplated by securities laws.

Employee Benefits.  Following the Effective Time, Parent will arrange for each participant in Company benefit plans who becomes a Parent employee (or an employee of any of Parent’s subsidiaries or affiliates) after the Effective Time to:

•	be eligible for at least substantially the same benefits in the aggregate as those provided to similarly situated employees of Parent; and

•	to the extent permitted by law and applicable tax qualification requirements, receive credit including for eligibility to participate and vesting under Parent employee benefit plans for years of service with the Company (and its subsidiaries, affiliates, and predecessors) prior to the Effective Time (except where doing so would cause a duplication of benefits).

Indemnification and Insurance.  Parent and Offeror have agreed to, and Parent has agreed to cause the Surviving Corporation of the Merger to, honor and fulfill in all respects all of the Company’s and its subsidiaries’ obligations with respect to rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing at the time of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective organizational documents. Parent and Offeror have also agreed that any indemnification agreements disclosed to them will be assumed by the Surviving Corporation of the Merger, and will survive the Merger and continue in full force and effect in accordance with their terms. These obligations are subject to any limitation imposed from time to time under applicable law. Until the sixth anniversary of the Effective Time, Parent has agreed to (and has agreed to cause the Surviving Corporation of the merger and its subsidiaries to) cause the organizational documents of the Surviving Corporation of the Merger and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the provisions in their respective organizational documents on the date of the Merger Agreement, except as required by applicable law.

Parent has further agreed that for six years after the Effective Time, it will either:

•	maintain the Company’s current directors’ and officers’ liability insurance covering each person currently covered by that policy for acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amounts no less favorable than those of the policy in effect on the date of the Merger Agreement, but in no event will Parent be required to pay, with respect to the entire six year period following the Effective Time, premiums for that insurance that in the aggregate exceed 225% of the current annual premium paid by the Company (but Parent will nevertheless be obligated to provide as much coverage as may be obtained for that amount); or

•	substitute policies of any reputable insurance company or cause the Surviving Corporation of the Merger to obtain a prepaid “tail” directors’ and officers’ liability insurance policy, the material terms of which, including coverage and amount, are no less favorable to the covered directors and officers than the Company’s current policy.

Alternatively, the Company may purchase a six-year prepaid “tail” policy to its existing directors’ and officers’ liability insurance policy, which will contain the same terms and conditions as the existing policy. In that event, Parent and the Surviving Corporation have agreed to maintain that “tail” policy in full force and effect for six years after the effective time, but in no event will the Company pay a premium for a “tail” policy that in the aggregate exceeds 225% of the current annual premium paid by the Company (but the Company may nevertheless acquire a “tail” policy providing as much coverage as may be obtained for that amount).

Agreement to Take Further Action and to Use All Reasonable Best Efforts.  Each of Parent, Offeror and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, among other things:

•	using reasonable best efforts to satisfy the conditions precedent to the Offer and the Merger;

•	using reasonable best efforts to obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, governmental entities and other persons and the making of all necessary registrations, declarations and filings;

•	using reasonable best efforts to provide any supplemental information requested by a governmental entity;

•	using reasonable best efforts to avoid any suit, claim, action, investigation or proceeding by any governmental entity or other person; and

•	litigating or participating in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any governmental entity.

In no event will Parent or Offeror be obligated to, and the Company and its subsidiaries may not agree with any governmental entity without the prior written consent of Parent, to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any material assets (whether tangible or intangible) or any material portion of any business of Parent, the Company or any of their respective subsidiaries (any such action is referred to as an “Action of Divestiture”).

Financing Commitments; Company Cooperation.  Parent and Offeror have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing contemplated by the Commitment Letter on the terms and conditions described in the Commitment Letter, including by using reasonable best efforts to:

•	maintain in effect the Commitment Letter;

•	negotiate and enter into definitive agreements with respect to the financing on the terms and conditions reflected in the Commitment Letter;

•	satisfy on a timely basis all conditions applicable to Parent and Offeror in the definitive agreements that are within their control;

•	enforce its rights under the Commitment Letter; and

•	consummate the Financing at or prior to the Offer closing.

As an alternative, Parent and Offeror may obtain alternative financing from alternative sources on terms that are not less favorable, in the aggregate, to Parent and Offeror than the Financing contemplated by the Commitment Letter. In the event any portion of the Financing becomes unavailable, as promptly as practicable following the occurrence of that event, Parent and Offeror have agreed to use their reasonable best efforts to obtain alternative financing from alternative sources on terms that are not less favorable, in the aggregate, to Parent and Offeror than the Financing contemplated by the Commitment Letter.

The Company has agreed to use its reasonable best efforts to provide Parent and Offeror with all cooperation reasonably requested by Parent in connection with the arrangement of the Financing or any alternative financing, including, without limitation:

•	using reasonable best efforts to assist in the preparation of confidential information memoranda and rating agency presentations;

•	delivering financial and statistical information and projections relating to the Company and its subsidiaries as may be reasonably requested;

•	using its reasonable best efforts to arrange for the Company’s independent accountants to provide such assistance to Parent that may be reasonably required;

•	making appropriate officers of the Company available for due diligence meetings and for participation in meetings with rating agencies and prospective lenders;

•	providing timely access to diligence materials and appropriate personnel to allow lenders and their representatives to complete all appropriate diligence; and

•	providing assistance with respect to the review and granting of security interests in collateral.

In no event will the Company be required to become party to any document or have any obligation related to the Financing or any alternative financing before the Effective Time or to pay any commitment fee or similar fee before the Effective Time.

Other Covenants and Agreements.  The Merger Agreement contains additional agreements among the Company, Offeror and Parent relating to, among other things:

•	providing Parent access to the Company’s and its subsidiaries’ respective properties, assets, books, records, contracts, permits, documents, information, directors, officers and employees;

•	notices of certain events;

•	public communications; and

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes.

Conditions to the Merger.  The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions:

•	if required, the Company’s stockholders shall have approved adoption of the Merger Agreement;

•	no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction in the United States or any other jurisdiction in which Parent or the Company have material businesses or operations or have current plans to have material businesses or operations or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger shall be in effect; and

•	Offeror shall have previously accepted for payment and paid for Shares validly tendered and not withdrawn pursuant to the Offer.

Conditions to the Offer.  The conditions to the Offer are described in Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

Termination.  The Merger Agreement may be terminated by either Parent or the Company, and the Offer or the Merger may be abandoned at any time, if:

•	Parent and the Company agree;

•	prior to the Offer closing, the Offer shall have expired or been terminated without Offeror accepting for payment any Shares tendered pursuant to the Offer or the Offer closing shall not have occurred, in either case for any reason prior to December 28, 2007 (referred to as the “Termination Date”), but if the conditions to consummation of the Offer related to receiving antitrust approvals have not been satisfied by that date, then the Company will have the right to extend the Termination Date until March 28, 2008; or

•	any legal restraint having the effect of preventing the consummation of the Offer or the Merger shall have become final and nonappealable.

The Merger Agreement may be terminated by Parent, and the Offer or the Merger may be abandoned at any time prior to the Offer Closing, if:

•	an Adverse Recommendation Change has occurred;

•	the Company’s board of directors fails to publicly reaffirm its recommendation of the Offer within five business days of a written request by Parent for reaffirmation;

•	the Company breaches any of its representations or warranties or fails to perform any of its covenants or other agreements, which breach or failure to perform (i) would give rise to the failure of the conditions to the Offer related to the Company’s representations, warranties and covenants and (ii) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence efforts to cure the breach or failure within 10 business days after its receipt of written notice from Parent and does not reasonably pursue the cure; or

•	if any legal restraint that could reasonably be expected to result, directly or indirectly, in any Action of Divestiture is in effect and has become final and nonappealable.

The Merger Agreement may be terminated by the Company, and the Offer or the Merger may be abandoned at any time prior to the Offer Closing:

•	if the representations and warranties of Parent and Offeror contained in the Merger Agreement that are qualified as to materiality are not true and correct (as so qualified), and the representations and warranties of Parent and Offeror contained in the Merger Agreement that are not so qualified are not true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Offer closing (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of that date), or Parent or Offeror fails to perform in all material respects any of its covenants or other agreements contained in the Merger Agreement required to be performed by it at or prior to the Offer closing, in each case, which breach or failure to perform is incapable of being cured by Parent or Offeror by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent and Offeror do not commence efforts to cure such breach or failure within 10 business days after their receipt of written notice from the Company and Parent and Offeror do not reasonably pursue the cure; or

•	to immediately enter into a binding definitive agreement for a Superior Proposal with a third party.

Termination Fee Payable by the Company.  The Company must pay to Parent a termination fee of $38,000,000, if:

•	a 50% Proposal (as defined below) is publicly announced or otherwise becomes publicly known to the Company’s stockholders or an intention (whether or not conditional and whether or not withdrawn) to make a 50% Proposal is publicly announced or otherwise becomes publicly known to the Company’s stockholders and thereafter (i) the Merger Agreement is terminated by either Parent or the Company as a result of a failure to close the transaction by the Termination Date and (ii) prior to the date that is 12 months after such termination, the Company or any of its subsidiaries enters into any agreement with respect to any 40% Proposal (as defined below), the Company’s board of directors recommends acceptance of any 40% Proposal or any 40% Proposal is consummated;

•	the Merger Agreement is terminated by Parent due to an Adverse Recommendation Change or a failure by the Company’s board of directors to reaffirm its recommendation within five business days of a request by parent; or

•	the Merger Agreement is terminated by the Company to immediately enter into a binding definitive agreement for a Superior Proposal with a third party.

A “50% Proposal” is an “Acquisition Proposal,” except that references to “15% or more” in the definition of “Acquisition Proposal” are deemed references to “50% or more.” A “40% Proposal” is an “Acquisition Proposal,” except that references to “15% or more” in the definition of “Acquisition Proposal” are deemed references to “40% or more.”

Amendment and Waiver.  The Merger Agreement may be amended by a written agreement signed by the Company, Offeror and Parent at any time prior to the Effective Time. No amendment can be made after the closing of the Offer that decreases the consideration to be paid in the Merger. After receipt of the stockholder approval of the Merger, no amendment can be made that requires further approval of the Company’s stockholders (without obtaining that approval). Except as otherwise set forth in the Merger Agreement, provisions of the Merger Agreement may be waived in writing by any party to the Merger Agreement, but after the receipt of stockholder approval of the Merger, no waiver may be made that requires further approval of the Company’s stockholders without obtaining that approval.

Tender and Voting Agreement

The following is a summary of certain provisions of the Tender and Voting Agreement entered into between Parent and the executive officers and directors of the Company (the “Tender and Voting Agreement”). This summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO that Parent, WDTI and Offeror have filed with the SEC. The Tender and Voting Agreement may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

In connection with the execution of the Merger Agreement, the directors and executive officers of the Company, which include Kathleen A. Bayless, Paul A. Brahe, Chris A. Eyre, Timothy D. Harris, Richard A. Kashnow, Ray L. Martin, Peter S. Norris, Kenneth R. Swimm, David G. Takata, Harry G. Van Wickle, Dennis P. Wolf, Michael Lee Workman and Tsutomu Yamashita (collectively, the “Stockholders”), entered into the Tender and Voting Agreement pursuant to which they agreed, among other things:

•	to tender the Shares owned by them into the Offer not later than the fifth business day prior to expiration of the Offer; and

•	if required, to vote all the Shares owned by them in favor of the adoption of the Merger Agreement, and against any Acquisition Proposal or any agreement or arrangement related to any Acquisition Proposal or any other transaction that is designed to, or the consummation of which would, impede, interfere with, prevent or materially delay the Offer or the Merger.

The Tender and Voting Agreement also contains restrictions on the transfer of Shares by the signatories for so long as that agreement remains in effect, subject to certain exceptions including transfer for estate planning purposes, pursuant to a trading plan pursuant to Rule 10b5-1 of the Exchange Act in effect as of the date of the Merger Agreement and sales to pay taxes upon the vesting of restricted Shares. The Tender and Voting Agreement terminates on the earlier to occur of the termination of the Merger Agreement in accordance with its terms or the Effective Time.

Confidentiality Agreement

On June 13, 2007, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”) to allow the exchange of information in connection with the exploration of a possible transaction between Parent and the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information provided by the other party and Parent and the Company agreed to certain “standstill” provisions. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO that Parent, WDTI and Offeror have filed with the SEC. The Confidentiality Agreement may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

14.	Dividends and Distributions.

As discussed in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, pursuant to the Merger Agreement, without the prior approval of Parent, the Company has agreed not to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent.

15.	Certain Conditions to Offeror’s Obligations.

Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares if (i) the Minimum Condition has not been satisfied, (ii) any waiting period under the HSR Act or the antitrust laws of the People’s Republic of China has not expired or been terminated, or (iii) any of the following shall have occurred and be continuing:

•	any legal restraint is in effect preventing the consummation of the Offer or the Merger;

•	(i) the Company’s representations and warranties relating to the absence of a Material Adverse Effect and capitalization are not true in all respects (but the Company’s representations and warranties as to capitalization will be deemed satisfied if the capitalization of the Company varies by less than 1% from the capitalization set forth in the Merger Agreement); (ii) the Company’s representations and warranties relating to certain board actions, the applicability of anti-takeover laws and anti-takeover provisions in the Company’s charter documents, the absence of fees payable to brokers and the receipt of the opinion of Credit Suisse that is qualified by materiality or Material Adverse Effect is not true and correct in all respects or any of those representations and warranties that is not so qualified is not true and correct in all material respects as of the date of the Merger Agreement and the expiration of the Offer (as it may be extended from time to time) (except to the extent expressly made as of an earlier date, in which case as of such date); or (iii) any of the Company’s other representations and warranties (disregarding all qualifications and exceptions contained therein regarding materiality or Material Adverse Effect) are not true and correct as of the date of the Merger Agreement and the expiration of the Offer (as it may be extended from time to time) (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

•	the Company fails to perform in all material respects all of its obligations under the Merger Agreement at or prior to the expiration of the Offer (as it may be extended from time to time);

•	since the date of the Merger Agreement, there has occurred a Material Adverse Effect on the Company that is continuing as of the expiration of the Offer (as it may be extended from time to time);

•	any suit, action or proceeding brought by any governmental entity is pending in the United States or any other jurisdiction in which Parent or the Company has material businesses or operations or has current plans to have material businesses or operations that challenges or seeks to restrain or prohibit the consummation of the Offer, Merger or any of the other transactions contemplated by the Merger Agreement, or that seeks an Action of Divestiture;

•	any legal restraint that could reasonably be expected to result, directly or indirectly, in any Action of Divestiture is in effect; or

•	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Offeror and may be asserted by Parent or Offeror regardless of the circumstances giving rise to any condition and may be waived by Offeror and Parent in whole or in part at any time and from time to time, in their sole discretion prior to the expiration of the Offer; provided that the Minimum Condition, the condition relating to the receipt of required antitrust approvals and the condition relating to legal restraints can only be waived with the prior written consent of the Company. The failure by Parent, Offeror or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror, WDTI and Parent, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the Offer conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

Antitrust.  The HSR Act provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. If the Division or the FTC issues a Request for Additional Information and Documentary Material to Offeror before the expiration of that 15 day waiting period, the acquisition of Shares under the Offer may not be consummated until 10 days after the receipt of such additional information and documentary material, or upon receiving earlier notification from the Division or the FTC that the transaction can be consummated. Parent and the Company filed their respective Forms with the Division and the FTC on July 6, 2007.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Division or any state or any other person, Offeror may not be obligated to consummate the Offer.

The transaction is subject to review in the People’s Republic of China, by the Ministry of Commerce (“MOFCOM”), and the State Administration of Industry and Commerce (“SAIC”), pursuant to the Regulations on Acquisitions of Domestic Enterprises by Foreign Investors (“Regulations”). MOFCOM, SAIC, and other agencies that regulate foreign trade in China jointly issued new Guidelines on Antitrust Filings for Mergers & Acquisitions of Domestic Enterprises by Foreign Investors on March 8, 2007 (“Guidelines”). Under the Regulations and Guidelines, a transaction is deemed to be approved upon the expiration of the 30th business day after the receipt of a complete set of filing materials by the authorities, unless the authorities issue a notice of extended review to the parties. If the review period is extended, a transaction is deemed approved upon the expiration of the 90th business day after the receipt of a complete set of filing materials, unless the authorities issue a notice of approval or a notice of disapproval. Parent intends to submit the required notification to the Chinese authorities on July 12, 2007 or as soon thereafter as possible.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the Nasdaq Global Select Market. Parent currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On June 28, 2007, prior to the execution of the Merger Agreement, the Company’s board of directors, by unanimous vote of all directors present at a meeting held on such date approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, declared it in the best interests of the Company’s stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and declared the terms of the Offer and the Merger fair to the Company’s stockholders, and, accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the Delaware General Corporation Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.	Fees and Expenses.

Except as set forth below, neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Goldman Sachs has acted as financial advisor to Parent in connection with the Offer and the Merger and is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay Goldman Sachs a customary fee for its services as financial advisor and Dealer Manager, a significant portion of which is contingent upon completion of the Offer. In addition, Parent and Offeror have agreed to reimburse Goldman Sachs for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify Goldman Sachs and related parties against liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement as financial advisor and Dealer Manager. Goldman Sachs and its affiliates also are participating in the financing for the Offer. See Section 10 — “Source and Amount of Funds.”

The Dealer Manager in the ordinary course of its business purchases and sells securities, including shares of the Company’s common stock, for its own account and for the account of its customers. As a result, the Dealer Manager at any time may own certain of the equity and debt securities of Parent and the Company, including shares of the Company’s common stock. In addition, the Dealer Manager may tender shares of the Company’s common stock into the tender offer for its own account.

Offeror has retained D.F. King & Co., Inc. as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19.	Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

Offeror has filed with the SEC the Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

State M Corporation
July 11, 2007

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR, WDTI AND PARENT

DIRECTORS AND EXECUTIVE OFFICERS OF WDTI AND PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of WDTI and Parent are set forth below. WDTI and Parent have identical directors and executive officers. The business address of each director and executive officer is 20511 Lake Forest Drive, Lake Forest, California 92630. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Parent.

None of the directors and executive officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Matthew E. Massengill Director	45	Mr. Massengill has been a director since January 2000. He joined Parent in 1985 and served in various executive capacities with Parent until January 2007. From October 1999 until January 2000, he served as Chief Operating Officer, from January 2000 until January 2002, he served as President, and from January 2000 until October 2005, he served as Chief Executive Officer. Mr. Massengill served as Chairman of the Board of Directors from November 2001 until March 2007. He is also a director of ViewSonic Corporation and Microsemi Corporation.
Peter D. Behrendt Director	68	Mr. Behrendt has been a director since 1994. He was Chairman of Exabyte Corporation, a manufacturer of computer tape storage products, from January 1992 until he retired in January 1998 and was President and Chief Executive Officer of Exabyte Corporation from July 1990 to January 1997. Mr. Behrendt is currently a venture partner with NEA, a California-based venture fund. He is also a director of Infocus Corporation.
Kathleen A. Cote Director	58	Ms. Cote has been a director since January 2001. She was the Chief Executive Officer of Worldport Communications, Inc., a European provider of Internet managed services, from May 2001 to June 2003. From September 1998 until May 2001, she served as President of Seagrass Partners, a provider of expertise in business planning and strategic development for early stage companies. From November 1996 until January 1998, she served as President and Chief Executive Officer of Computervision Corporation, an international supplier of product development and data management software. She is also a director of Forgent Networks, Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

John F. Coyne Director, Executive Officer	57	Mr. Coyne has been a director since October 2006. He joined Parent in 1983 and has served in various executive capacities. From November 2002 until June 2005, Mr. Coyne served as Senior Vice President, Worldwide Operations, from June 2005 until September 2005, he served as Executive Vice President, Worldwide Operations and from November 2005 until June 2006, he served as Executive Vice President and Chief Operations Officer. Effective June 2006, he was named President and Chief Operating Officer. In January 2007, he became President and Chief Executive Officer.
Henry T. DeNero Director	61	Mr. DeNero has been a director since June 2000. He was Chairman and Chief Executive Officer of Homespace, Inc., a provider of Internet real estate and home services, from January 1999 until it was acquired by LendingTree, Inc. in August 2000. From July 1995 to January 1999, he was Executive Vice President and Group Executive, Commercial Payments for First Data Corporation, a provider of information and transaction processing services. Prior to 1995, he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corporation, a general merchandise retailer, and was previously a Director of McKinsey & Company, a management consulting firm. He is also a director of THQ, Inc. and Vignette Corp.
William L. Kimsey Director	65	Mr. Kimsey has been a director since March 2003. He is a veteran of 32 years’ service with Ernst & Young, a global independent auditing firm, and became that firm’s Global Chief Executive Officer. Mr. Kimsey served at Ernst & Young as director of management consulting in St. Louis, office managing partner in Kansas City, Vice Chairman and Southwest Region managing partner in Dallas, Vice Chairman and West Region managing partner in Los Angeles, Deputy Chairman and Chief Operating Officer and, from 1998 to 2002, Chief Executive Officer and a global board member. He is also a director of Accenture Ltd., NAVTEQ Corporation and Royal Caribbean Cruises Ltd.
Michael D. Lambert Director	60	Mr. Lambert has been a director since August 2002. From 1996 until he retired in May 2002, he served as Senior Vice President for Dell Inc.’s Enterprise Systems Group. During that period, he also participated as a member of a six-man operating committee at Dell, which reported to the Office of the Chairman. Mr. Lambert served as Vice President, Sales and Marketing for Compaq Computer Corporation from 1993 to 1996. Prior to that, for four years, he ran the Large Computer Products division at NCR/AT&T Corporation as Vice President and General Manager. Mr. Lambert began his career with NCR Corporation, where he served for 16 years in product management, sales and software engineering capacities. He is also a director of Vignette Corp.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Roger H. Moore Director	65	Mr. Moore has been a director since June 2000. He served as President and Chief Executive Officer of Illuminet Holdings, Inc., a provider of network, database and billing services to the communications industry, from January 1996 until it was acquired by Verisign, Inc. in December 2001 and he retired at that time. He was a member of Illuminet’s Board of Directors from July 1998 until December 2001. From September 1998 to October 1998, he served as President, Chief Executive Officer and as a director of VINA Technologies, Inc., a telecommunications equipment company. From November 1994 to December 1995, he served as Vice President of major accounts of Northern Telecom. He is also a director of Arbinet-thexchange, Inc., Consolidated Communications Holdings, Inc., Tut Systems, Inc., and Verisign, Inc.
Thomas E. Pardun Director	63	Mr. Pardun has been a director since 1993 and Chairman of the Board of Directors since April 2007. He served as Chairman of the Board of Directors from January 2000 until November 2001 and as Chairman of the Board and Chief Executive Officer of Edge2net, Inc., a provider of voice, data and video services, from November 2000 until September 2001. Mr. Pardun was President of MediaOne International Asia Pacific (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint’s West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, concluding as Director of product-line evaluation. He is also a director of CalAmp Corporation and Occam Networks, Inc.
Arif Shakeel Director	52	Mr. Shakeel has been a director since September 2004. He joined Parent in 1985 and has served in various executive capacities. From February 2000 until April 2001, he served as Executive Vice President and General Manager of Hard Disk Drive Solutions, from April 2001 until January 2003, he served as Executive Vice President and Chief Operating Officer, and from January 2002 until June 2006, he served as President. He served as Chief Executive Officer from October 2005 until January 2007. He served as Special Advisor to the Chief Executive Officer from January 2007 until June 2007.
Raymond M. Bukaty Executive Officer	49	Mr. Bukaty joined Parent in 1999 as Vice President, Corporate Law. He was appointed to Vice President, General Counsel and Secretary in March 2002, and to Senior Vice President in January 2004, and assumed his current position as Senior Vice President, Administration, General Counsel and Secretary in October 2004.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Timothy M. Leyden Executive Officer	55	Mr. Leyden joined Parent in May 2007 as Executive Vice President, Finance. Parent has announced that Mr. Leyden will succeed Stephen D. Milligan as Chief Financial Officer effective September 1, 2007 or earlier if Mr. Milligan resigns as Chief Financial Officer prior to August 31, 2007. From December 2001 to May 2007, Mr. Leyden served in senior finance capacities at Sage Software Inc. and Sage Software of California, subsidiaries of Sage Group PLC, a U.K. public company that supplies accounting and business management software to small and medium-sized businesses, including as Senior Vice President, Finance and Chief Financial Officer from May 2004 to May 2007 and as Vice President, Finance and Chief Financial Officer from December 2001 to May 2004. From January 2001 to December 2001, Mr. Leyden was a Principal for Pittiglio, Rabin, Todd & McGrath, an operational strategy consulting firm, where he worked as a management consultant to technology-based companies. Mr. Leyden also previously served in various worldwide finance, manufacturing and information technology capacities at Parent from 1983 to December 2000.
Stephen D. Milligan Executive Officer	43	Mr. Milligan joined Parent in September 2002 as Vice President, Finance. He was appointed Senior Vice President and Chief Financial Officer in January 2004. Before joining Parent, Mr. Milligan served in a variety of senior finance capacities at Dell between April 1997 and September 2002, including Assistant Controller, European Controller, North European Finance Director, Director of Finance for the Americas, and Controller for Dell Financial Services.
Hossein Moghadam Executive Officer	63	Dr. Moghadam joined Parent in October 2000 as Vice President, Engineering and site manager of Parent’s San Jose facility. He served as Senior Vice President, Research and Development from November 2004 to November 2005 and was appointed Senior Vice President and Chief Technology Officer in November 2005.

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

John F. Coyne is Chairman of the Board of Directors and President of Offeror. Timothy M. Leyden is a director and Treasurer of Offeror. Raymond M. Bukaty is a director and Secretary of Offeror. The business address, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth above under “Directors and Executive Officers of WDTI and Parent.”

The Dealer Manager for the Offer is:

85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll-Free)

The Information Agent for the Offer is:
D. F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: (888) 628-9011
Banks and Brokers Call Collect: (212) 269-5550

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company,	For Eligible Institutions Only:	Computershare Trust Company,
N.A.	(617) 360-6810	N.A.
c/o Voluntary Corporate Actions		c/o Voluntary Corporate Actions
P.O. Box 43011	For Confirmation Only	250 Royall Street
Providence, RI 02940-3011	Telephone:	Canton, MA 02021
(781) 575-2332